Exhibit 99.1

TD Bank Group, Aimia and CIBC continue discussions

TORONTO, August 26, 2013 - TD Bank Group (TD) (TSX and NYSE: TD), Aimia Inc. (Aimia) (TSX: AIM), and Canadian Imperial Bank of Commerce (CIBC) (TSX and NYSE: CM) today announced that they are continuing discussions in connection with a possible acquisition of part of the existing CIBC Aeroplan credit card portfolio.

Following the August 12, 2013, announcement that TD will become the primary credit card issuer for Aeroplan starting in 2014, the parties are discussing a framework that would see CIBC retain cards held by their franchise banking customers, which are about half the portfolio, and TD acquire the remainder.

The parties will make an announcement when an agreement has been reached or when the discussions have concluded without an agreement. There can be no assurances that an agreement will be reached.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution regarding forward looking statements

This release contains forward looking statements. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific. Such risks and uncertainties may be beyond TD's control and may cause actual results to differ from the expectations expressed in the forward-looking statements. Certain risk factors are discussed in TD's 2012 Annual Report, as updated in subsequently filed reports to shareholders, as well as in the news releases made by TD on June 27, 2013 and August 12, 2013 in connection with the program agreement, which releases may be found at http://td.mediaroom.com/.  TD does not undertake to update any forward-looking statements except as required under applicable securities legislation.

For further information:

Investors:

Rudy Sankovic
Senior Vice President, Investor Relations
416-308-9030

Media:

Ali Duncan Martin
Manager, Media Relations
416-983-4412